Piper Jaffray & Co.
800 Nicollet Mall, Suite 800
Minneapolis, Minnesota 55402

Jefferies & Company, Inc.
520 Madison Avenue
New York, New York 10022

February 5, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:          Optimer Pharmaceuticals, Inc.  (the “Company”)

                Registration Statement on Form S-1 (File No.  333-138555)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for Wednesday, February 7, 2007 at 4:30 p.m., Eastern Standard Time, or as soon as practicable thereafter.

In connection with Rule 460 of the Act, please be advised that, during the period from January 22, 2007 to the date of this letter, we have effected approximately the following distribution of copies of the Company’s Preliminary Prospectus, dated January 22, 2007:

Institutions	450
Underwriters	4,752
Other	520
Total	5,722

The Underwriters (the “Underwriters”) and dealers of the above issue were advised by invitation wire and in underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  We wish to advise you that copies of the preliminary prospectus have been made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed.  The undersigned has complied and will comply, and each dealer has advised the undersigned that it has complied and will comply, with SEC Release No. 33-4968 and Rule 15c2-8 under the Exchange Act.

(Signature Page Follows)

Very Truly Yours,
PIPER JAFFRAY & CO.
As Representative of the several Underwriters

By:	/s/ NEIL RILEY
Name: Neil Riley
Title: Vice President

JEFFERIES & COMPANY, INC.
As Representative of the several Underwriters

By:	/s/ ANNETTE GRIMALDI
Name: Annette Grimaldi
Title: Managing Director